Mail Stop 3561

August 7, 2008

Fu Qiang
President
Maui General Store, Inc.
21 West 39th Street, Suite 2A
New York, New York 10018

      Re: **Maui General Store, Inc.**
                Item 4.01 Form 8-K
                Filed July 30, 2008
                File No. 000-50441

Dear Fu Qiang:

      We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Ta Tanisha Meadows
      Staff Accountant